

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2019

Neil A. Manna
Corporate Controller Principal Accounting Officer
DXC Technology Company
1775 Tysons Boulevard
Tysons, Virginia 22102

> **Re: DXC Technology Company**
> **Form 10-K for Fiscal Year Ended March 31, 2019**
> **Form 10-K for Fiscal Year Ended March 31, 2018**
> **File No. 001-38033**

Dear Mr. Manna:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Technology


cc: Zafar Hasan